Filed by: Kinross Gold Corporation

This communication is filed pursuant to Rule 425

under The Securities Act of 1933, as amended

Subject Company: Aurelian Resources Inc.

Commission File No.: 333-152584

Date: July 29, 2008

Kinross Gold Corporation &

Aurelian Resources Inc.

Joint Announcement, Transcript

Date:	Thursday, July 24, 2008

Time:	9:00 AM ET

Speakers:	Erwyn Naidoo

Vice-President, Investor Relations, Kinross Gold Corporation

Tye Burt

President and Chief Executive Officer, Kinross Gold Corporation

Patrick Anderson

President and Chief Executive Officer, Aurelian Resources Inc.

OPERATOR:

Hello. This is the Chorus Call conference operator. Welcome to the Kinross Gold Corporation and Aurelian Resources Inc. joint conference call and webcast to announce the friendly combination of Kinross and Aurelian. As a reminder, all participants are in a listen-only mode and the conference is being recorded. After the presentation, there’ll be an opportunity to ask questions.

To join the question queue, simply press star then one on your touch-tone phone. If you’re listening via the live webcast and wish to ask a question, please click on the telephone icon and provide your contact information to be joined to the call. Should anyone need assistance during the conference call, they may signal for the operator by pressing start and then zero.

At this time, I’d like to turn the conference over to Mr. Erwyn Naidoo, Vice President, Investor Relations. Please go ahead, Mr. Naidoo.

ERWYN NAIDOO:

Good morning everyone, and thank you for joining us on such short notice. Today, Kinross Gold Corporation announced its offer for a friendly combination with Aurelian Resources, and on the call with us this morning to discuss this offer we have Tye Burt, CEO of Kinross Gold, and Patrick Anderson, CEO of Aurelian Resources.

I will caution you that management from both companies will be making forward-looking statements in today’s presentation, and I urge you to consult the public disclosure of both companies that is available on their respective websites as well as the regulatory filing available on both SEDAR and EDGAR.

Now, I’ll turn the call over to Tye Burt.

TYE BURT:

Thanks Erwyn, and good morning. Today, Kinross announced an offer to acquire all of the outstanding shares of Aurelian Resources. The offer is fully endorsed

© 2008 KINROSS GOLD CORPORATION

and supported by Aurelian management and their Board. The transaction we see as a win/win for both sets of shareholders.

Of course, the offer is to exchange 0.317 of a Kinross share plus 0.1429 of Kinross share in a warrant, which has a five-year term and a $32 strike price. That is for each Aurelian common share. In total this offer values Aurelian at approximately $1.2 billion, which represents a premium of 63%, based on a 20-day average price for Aurelian common shares.

In summary, we believe this transaction has the potential to add an asset with a great future to a portfolio that Kinross is operating today in a country that we see headed in the right direction. I’d ask Patrick to make a few comments.

PATRICK ANDERSON:

Thanks Tye, and good morning everyone. From our perspective, we’re pleased to do this joint announcement today. We see this offer as a substantial premium to recent trading prices, since April certainly, but it also allows Aurelian shareholders to continue in the upside of the project through Kinross’ share performance and additional consideration with the warrant that’s been announced today as well.

We’ve gotten to know the Kinross people very well over the last few years, and indeed there was a Kinross geologist on site when we were drilling the discovery hole. In particular over the last few months, we’ve gotten to know their management team very well, and they’ve been down to visit the property in Ecuador recently and to visit government officials too.

We’ve worked very hard in the last short period to agree on terms for this transaction, which we believe to be an excellent and a fair deal for both sets of shareholders. I believe, personally in Kinross as a – is being in a great position to further the development of FDN and our other prospects in Ecuador, and by getting the Kinross shares and warrants in exchange for the Aurelian shares, our shareholders will benefit from their strengths and expertise as they operate their existing mines, finish construction and are able to bring personnel on line to work at FDN.

TYE BURT:

Thanks, Patrick. A quick comment on summary transaction terms, which would be on page 5 of the webcast, of course it is a take-over bid by way of a share exchange offer. It is Board endorsed by both Aurelian and Kinross and includes a C$42 million break fee. The tender minimum condition is 66 2/3% of Aurelian common shares. The timing for the transaction will see the circular mailed to Aurelian shareholders shortly, and of course closing would follow some approximately 35 days later.

In addition to the transaction, Kinross has agreed to purchase 15 million common shares of Aurelian through a private placement. That would make subscription proceeds of about $71 million. Pricing on that is about $4.75 per Aurelian share. Use of proceeds would be general corporate purposes and to help fund the project in the unlikely scenario the deal doesn’t proceed.

That’s a summary of the transaction terms. If you look at page 6, we’ve put up a brief comment on the strategic rationale, and I’d make a few additional comments to that. We’ve been very impressed by the work that Aurelian geologists and the technical folks have done at the site. The deposit today has 13.7 million ounces of gold, 22 million ounces of silver in the inferred resource category, which is a 43-101 number from a study filed by Aurelian late last year. In other words, this is a late-stage exploration, or early pre-development stage asset, which we think will be a good addition to our pipeline.

We’re at Kinross, as some of you know, currently completing a construction pipeline of three major projects. The first of those, Kupol, started up last month, and we expect Paracatu to start up in a few weeks followed by our project at Buckhorn in Washington in the fall. So, we think our experience and track record in construction, in development, in community relations and social responsibility in general will help us work well with the folks in Ecuador and in the local communities as we move this project through permitting, through development, and ultimately to construction stage.

Finally, I’d say that Kinross has a very strong Latin American presence in both Brazil and Chile, which represents today about 80% of our reserves and a significant source of growth in the future. From a value perspective, short term of course, the deal is accretive to NPV at Kinross and as one might expect from a development project, will be in the short-term dilutive to cash flow and earnings per share. And then as construction — sorry, as production starts at FDN, we expect it to be quite accretive from that point forward.

In summary, this transaction is directly on strategy for us, and it’s one we think we can add substantial value to as we move forward.

Looking briefly at page 7, why would Aurelian shareholders support this offer? Well, we think it’s a very strong case. It’s a great premium up-front, above significantly where precedent transactions have taken place and includes an attractive warrant with a five-year strike price of $32, which we think should have substantial value. We priced that with the — on the advice of our financial advisors, and we think that’ll be a very interesting additional way to participate in the upside in the joint combined company.

And of course, Kinross today we see as being a mid-state re-rating in our stock as those three major new projects start up. We have been the top-performing senior gold equity for the last two years, and our objective is to continue to seek that target.

From a Canadian taxable investor perspective, this deal is permissive of a tax-deferred roll-over into Kinross shares and finally, with FDN as part of a portfolio,

we see that as risk mitigation from a construction and geographic perspective that should be both a positive impact on the portfolio and offer a positive combination from an Aurelian shareholder perspective.

Finally, I’d offer that Kinross has a core focus on responsible mining. We take it extremely seriously. We demonstrate it continuously, and we believe that our track record in Brazil, in Chile, in Russia and the United States and Canada supports that claim, and will stand us in very good stead in Ecuador.

Patrick, perhaps you’d like to —

PATRICK ANDERSON:

No. I concur with Tye on that. It was a big consideration for us in looking at Kinross’ corporate responsibility and social responsibility. We believe that they will do the right thing in Ecuador, and I think in return for that, Ecuador will do the right thing for Kinross.

TYE BURT:

Thank you. Looking briefly at page 8, there you’ll see a map there of Ecuador and a few comments on responsible mining. I’d just say briefly that we are supportive of our understanding of the direction of mining policy and potential legislation in Ecuador. We think that fits with our commitment to responsible mining and corporate social responsibility. We think we can be a good example in the country.

We should turn now to the deposit itself, and Patrick of course is the founder and knows the deposit extremely well.

PATRICK ANDERSON:

One of the founders, there were two of us, Keith Barron was the other one. We are justifiably proud of the FDN deposit. Analysts have called it the best discovery by a junior in the last 15 to 20 years. But, it’s just a small part of our 95,000-hectare land package in South-eastern Ecuador.

We made the discovery in April 2006. It was really the ideas of our Exploration Manager Steve Leary that pointed us in the right direction to get to FDN and our Board in approving the budget to go and drill there.

By — after the discovery in April, by October 2007, we’d done definition drilling to release an initial inferred resource of 13.7 million ounces of gold. We’ve done more drilling recently, working towards an updated resource, and we have multiple engineering studies ongoing, working towards a conceptual mine plan.

Commencement of the physical development is awaiting permitting and the clarity that we’ve all been awaiting from the Ecuadorian government in terms of its regulatory environment and its mining laws.

If you look at the next slide, it’s an image that many of you are familiar with, I’m sure. It’s a satellite image, an iconis image over the deposit. As you can see, it’s a blind deposit. There’s a — nothing over top it but some secondary-growth forest. It’s — the area is fairly uninhabited, and we are the largest employer still, even after the mandate in the region. Our community relations has been ongoing through the period of exploration shutdown, and our presence in the region and the province is still felt.

Overlaid on the image, we’ve put drill strings projected to surface with a cut-off grade of ten grams per tonne. This deposit is very high grade, as is known, with the concentration of the grade being in that northern one-third of the deposit.

The area of the resource estimate is 1.3 kilometres long, and it’s located between 100 and 400 metres below the surface. The deposit is approximately 300 metres wide, 400 metres thick. It’s still open to the south, in some areas it dips, and in some areas to the east as well.

The resource is based on 125 drill holes, and most recently we have completed 166 until we stopped the drilling in late April. Most of the recent drilling has been infill with the gold moving a portion of the deposits from inferred to indicated.

Our initial metallurgical work was encouraging, showing an 85% to 90% gold recovery with off-the-shelf technology, but we recently released updated metallurgy with much larger samples, much more representative samples, indicating that more than 50% of the mill feed would not require pre-oxidation steps.

We did begin initial engineering and mine-planning studies last summer after we hired a mine builder from Barrick, our COO, George Bee. In February this year, we announced engagement of both Redpath and Cartellone to lead a scoping study that would lay out a conceptual mine plan. A lot of this desktop work is ongoing, and other work to date includes tailings sites studies, power, we’ve got good opportunity for a hydroelectric power source right next to the deposit. We’ve been working on site layout, access and, as I mentioned, the metallurgy, the ongoing and incoming.

We have an environmental baseline study that has been underway for over a year. Infill drilling was ongoing into April, and we’ve got the opportunity to convert some of the resource to indicated from inferred. So, we’re really focusing on this low-impact operation that fits the government’s vision on responsible mining. It’ll be a very green operation.

That — a lot of that work did draw to a close in April, awaiting the finalization of Ecuador’s new mining law. But there are desktop studies ongoing, and I’m sure Kinross can come in and help push those along now.

TYE BURT:

Thanks, Patrick. Turning to page 12, simply note the environment there, that President Correa and members of the administration have been consistent in their recent statements supporting responsible mining in the country. We believe that the government today is stable and looking forward to a new constitution and hopefully a new mining law in due course.

Kinross has been working in the country since 2006. We have an active exploration program and investments there, and of course we look forward to building on Aurelian’s strong track record in community and government relations. We have had a number of meetings with senior government officials and believe that they will be supportive of the direction, which we’re discussing.

Briefly on page 13, let’s compare Kinross’ reserve and resource numbers today, which include 47 million ounces of proven and probable reserves and some 11 million measured and indicated, 7 million inferred which compares favourably to the 13.7 million inferred ounces at FDN. Now obviously, we need to do some technical work, as Patrick referred to, to move those ounces into — further into the resource category and ultimately into reserves, but today we see that as about a year or year and a half of work.

On page 14, we look at the usual report card that Kinross puts into public disclosure. Of course, we declare these objectives at the beginning of the year. We have delivered on all of those objectives as promised to date, and we have a very tight focus here of continuing to deliver on those objectives. And of course with this transaction announcement, we add another one to that list. But looking at the balance of the year, we see all of those objectives as achievable and on target for announcement, as previously discussed.

In closing, I would offer a simple comment from page 15. We see this as a win/win/win, a win for Aurelian shareholders through a strong premium to the current market plus a warrant, which allows additional participation in the upside of Kinross shares, shares which today are highly liquid and are — have substantial re-rating potential.

A win for the local communities and for the country, given our mutual commitment to responsible mining and the addition of the technical skill base and financial capacity, which will be needed ultimately to advance the project, we believe the country is headed in the right direction, and we’ll be standing by on that front.

Finally, a win for Kinross shares because we think transaction plays to our core strengths in responsible mining and commitment to corporate social responsibility. It adds to our pipeline of growth and is accretive to NAV, all in all then, a win/win/win.

We look forward to your support among the investment community, and I’d like to thank Patrick and his team and our respective Boards of Directors for their hard work on this transaction. I thank you for your attention this morning. Brock, we’d be happy to take some questions now.

OPERATOR:

Thank you, sir. We will now begin the question-and-answer session. Analysts who wish to ask a question may press star then one on their touch-tone telephone. If you wish to remove yourself from the question queue, you may press star then two. Once again, if you’re listening via the live webcast and wish to ask a question, please click on the telephone icon and provide your contact information to be joined to the call. Our first question today comes from John Bridges of JPMorgan.

JOHN BRIDGES:

Good morning, Tye, Patrick, congratulations on the deal.

TYE BURT:

Thank you.

PATRICK ANDERSON:

Thank you.

JOHN BRIDGES:

Could you just detail how you see the Ecuadorian mining policy developing and how — what steps you feel need to be taken now by yourselves and by the Ecuadorians to bring this project into operation?

TYE BURT:

Yes. Thanks, John. Of course, folks know that there is a new constitution, which is — should be forthcoming shortly. We see included in that, of course, will be draft mining legislation, which our current view is that that’s going — not going to contain any substantial surprises. Once that — once those drafts are on the table, of course, there’ll be a national referendum, which will approve the new constitution, and then the country will move forward with a new assembly. And we believe that they are focused on deriving economic advantage from their natural resources’ wealth, and we believe they’ll ultimately head in the right direction.

But, I think the key points to make there are that one, they’re headed in the right direction, two, they’ve taken substantial steps along the way through preparing drafts for the constitution and the new mining law and importantly then, we’ll be working with them to move the deposit forward. Patrick, do you want —?

PATRICK ANDERSON:

Yes. Correas still makes public statements in support of mining, and he has stated that mining can be the cornerstone of the new economy. We’re just not sure when those statements will be gelled and solidified.

JOHN BRIDGES:

Is there any indication as to what the — what sort of terms there will be in this mining policy? There was some pretty onerous comments made earlier.

TYE BURT:

Well, we haven’t seen the draft that will be — would be the — whatever final version. Of course, that has to come out in due course. But, our conversations with the administration suggest that it’s going to go in a positive direction and, of course, they’ve got some good examples in the neighbourhood in Peru and Chile and Brazil, which we think will be helpful templates for that legislation. So I would say, stand by for further developments.

JOHN BRIDGES:

Okay. Good luck guys, thanks.

TYE BURT:

Thanks, John.

PATRICK ANDERSON:

Thank you.

OPERATOR:

Our next question comes from Stephen Walker of RBC Capital Markets.

STEPHEN WALKER:

Thank you operator, and good morning Tye. Good morning, Patrick. Just a couple of questions, Tye, if you would on some of the assumptions that you used, gold price assumption, discount rate and sort of timing of project start if you would?

TYE BURT:

Yes. We — as you know, Stephen, we typically don’t get into the detail of our project economics, but we see the project start-up basically on the same timetable that Aurelian’s been talking about. It’s probably 2013. Of course, that will depend on what the mining legislation and what our technical studies show.

From an assumption point of view, we’re basically looking at a — mining something like 3,000 tonnes a day. The grade, as great as what it is, we think it’ll be a pretty cyanide-recovery circuit, so straightforward mining I would call it. And of course, it’s — we’re looking at underground with a ramp, so quite a surgical footprint in terms of the geography.

In terms of gold price, as you know, we run sensitivities that run at spot at an upside price and a downside price, and those would range from on the downside, $650, to on the upside, $1,000, but we obviously do our planning and budgeting off reserve numbers and compare them to our life-of-mine plan. Obviously there’s a silver credit here, so I’d say make the same comment on the ranges of commodity prices we use on silver.

From terms of other big perspectives, or other big inputs, obviously this is a U.S.- dollar economy, so we’re working without a currency adjustment as we would in other countries. And from an energy perspective, the other big component of course of costs, we see grid power within about 100 kilometres and, as Patrick mentioned earlier, a good potential for hydroelectric generation close to site.

STEPHEN WALKER:

Right. Well, thank you for that, Tye. Just to follow up, are there any advantages through, I guess, tax pools or debt held offshore that there would be potential synergies from that — an accounting perspective or from a cash/tax perspective?

TYE BURT:

Yes. I would say in summary, not that we have seen yet. We don’t have revenue yet out of Ecuador that would give us a — the kind of tax pools or capital spending indeed that would give us the kind of tax pools to offset that. So, we’ve made some basic assumptions on tax rates, which we would see as possible in the country and then done some sensitivities on that.

STEPHEN WALKER:

Great. Thank you very much for that, Tye, and thanks, Patrick. And congratulations.

TYE BURT:

Thanks, Stephen.

PATRICK ANDERSON:

Thank you.

OPERATOR:

Our next question comes from Steve Butler of Canaccord Adams.

STEVE BUTLER:

Oh, good morning Tye, Patrick. A question for you again, Tye or Patrick, with respect to inferences of the mining legislation as you’ve been getting some degree of comfort but, of course, no final details yet, the super-tax debate is out there globally and we — of course, we have — a super tax in Mongolia, for example, that’s fairly harsh. Is there any sense you have here that a super tax will or not apply in the new legislation?

TYE BURT:

Yes. You know, Steve, I don’t think we can comment yet on the legislation. We need to see what they come forward with. We’ll need to analyze it, but if history in other jurisdictions is a guide, we’ve made some sensitivity adjustments that would be — range between a 45% and 55%, say, total tax and royalty burden, and we would hope that this country would be in line with that, as many other countries are.

STEVE BUTLER:

Okay. And Patrick for you, is this — and maybe — or for both of you, the background of the offer, how it came about, the — was there a formal auction process, some clients are asking, on Aurelian? Or, was this a bit more of a result of an analysis that came out of confidentiality agreements and here we are today with this offer? So, that’s the question.

PATRICK ANDERSON:

We’ve been discussing with Kinross for some time. As I mentioned earlier, there was a geologist on site when we were drilling the discovery hole. I think Tye and his team had a lot of vision in coming forth with this offer in recent weeks. And they put forward an offer that we took to the Board and our financial advisors, and we thought it was a good deal and we put it to shareholders.

STEVE BUTLER:

But, there was no formal auction process underway, was there Patrick, on Aurelian?

PATRICK ANDERSON:

No.

STEVE BUTLER:

Okay.

TYE BURT:

Obviously Steve, public company, the numbers and the situation’s out there for everybody to see, and that’ll be the case for this offer as well.

STEVE BUTLER:

Yes. And due diligence, maybe I missed it, but has there been formal due diligence, Tye, on the asset?

TYE BURT:

Yes, there has been. We have completed quite extensive due diligence. It’s been mutual, of course, from the Aurelian perspective. We’ve spent a lot of time at site and with — on the technical side. The deal today is fully supported by both Boards of Directors and from and Aurelian perspective, also the fairness opinions from financial advisors, so all of those rest atop a very solid series of efforts in the due diligence area.

STEVE BUTLER:

Okay. Thank you very much, guys.

TYE BURT:

Thanks, Steve.

OPERATOR:

Our next question comes from Victor Flores of HSBC.

VICTOR FLORES:

Thanks, good morning. I have three questions, none of which have to do with politics, sort of.

TYE BURT:

Sure.

VICTOR FLORES:

First of all, just sort of following up on Stephen’s questions about some of the numbers that went into the assumptions, can you share with us at all what the capital cost range is that you’re thinking about for this project?

TYE BURT:

Go ahead.

PATRICK ANDERSON:

Okay, go ahead.

TYE BURT:

Oh, go ahead.

PATRICK ANDERSON:

Well, if we go forward with the plan that we’ve been considering, it will be a phased approach where we go at the high-grade portion first, low tonnage, a very high grade, giving us a substantial number of ounces returned per year. That’s ranging in the — and these are arm-wave numbers, in the $500 million capital costs for the — for Phase One, up — moving upwards as we add to the production potential of the project.

TYE BURT:

And obviously Victor, from a Kinross perspective, we’ll be spending a lot of time working on the technical side. And as we — as we’ve done in the past with other transactions, we’ll come forward with a feasibility study, and I’d rather not comment on capital candidly ‘til we get to that level of detail and that amount of work.

VICTOR FLORES:

No, no, that’s fair enough. I’m not trying to pin anybody down, because I know that a lot of work still needs to be done, and Kinross might look at this in a slightly — and in a slightly different way. So, that’s basically just the order of magnitude I was looking for.

Now Tye, for you I have a question about your thought process with respect to the discount rate that you would use to analyze this type of acquisition, given that you have the uncertainties, as you’ve mentioned, with regard to the new mining legislation and what tax-rate assumptions might — or what tax rates might be applied in that.

TYE BURT:

Sure. Well, again we — Victor, appreciate the question. We typically don’t share the detail in our NPV calculations, but I will say this. When we look at street consensus from the analysts, we see guys using everything from 0% discount rate, which is just a way of comparing long-term stuff, to as high as 6%, 7%.

From a — an ongoing life-of-mine perspective, we typically use a range from 5% and up to reflect risk and uncertainty. In this particular case, again we used a range anywhere from 5% to 8%, and I’m — there are different case sensitivities depending on commodity price that move the ranges of value around quite substantially. But look, this is an art, not a science. So, picking a discount rate particular to a country, I’d rather not get into the kind of speculation.

VICTOR FLORES:

No, no, no, that’s fine. But I guess what you’re telling me, and correct me if I’m wrong, is that you’re using sort of typical project discount rates in the financial analysis, and I guess you’ve done a separate risk assessment with regards to the potential risk, given the uncertainty over legislation.

TYE BURT:

Yes. Well, that’s a fair comment. We do have a — quite a large team in the area of corporate development and quite a large team in the technical side and a very large financial, legal and political team as well, and we’ve been as we said earlier, two years into this country. I think it was you actually, Victor, who asked the question at a conference, “Are you interested in Ecuador?” Our view at the time was, yes, we are. We are exploring there. We do have an investment in David Lowell’s company. We have our own ground stake there, and we think the country long term is headed in the right direction. This deposit has great potential. There’s a lot of work to be done. There’s a fair bit of time that has to be invested in the technical side. In the meantime, we think the country will stabilize and right itself with this mining legislation and new constitution. But on a risk-adjusted basis, now I think the market’s generally pretty efficient, of course, and we think we’re paying a significant premium to that to reflect our anticipation of the project.

VICTOR FLORES:

Great, thanks. If I could just ask one final question, and it sort of goes to these issues of the premium that’s being offered and your view that it’s fair. And I’m not disputing that, but this is sort of a question for both of you, Tye and Patrick. I don’t cover Aurelian, as you know. But just looking at the consensus out there, the average target price for this stock is $8.57. Now, if I were an analyst covering the stock and my target were in that neighbourhood, I might be a bit unhappy with this transaction as announced today. What do both of you say to your respective shareholders about why this transaction should go as laid out today?

TYE BURT:

Well, a couple of comments. One, there is an exceedingly wide range of target prices among the analyst community. In fact, it’s rare that you see that broad a spectrum and, of course, it varies with fundamental assumptions like gold price, like what time — timing on the deposit, what throughput rate. But importantly in this case, there is a big subjective element, and that subjective element involves, what will the mining legislation look like? And each analyst has their own view. What will the timing be for the new legislation and therefore forward progress with the project? So, there’s a big spread in those targets, and I would offer and I don’t mean this as anything other than constructive, but the analysts have to make those series of assumptions to put product out to their — to the buy-side investors. And so, those assumptions have to be weighed into detailed technical work in the country and compared with detailed homework and due diligence that we’ve been doing. So yes, there might be a wide range of target prices, but the price we’re offering today and the warrant we’re offering today is a 63% premium with substantial inherent further value in the warrant, given the ball assumptions we made. So, we see this as a premium today that dramatically reduces risk for Aurelian investors and then offers further upside our share price through the re-rating we’re going through and finally a piece of warrant that should be very attractive to the Aurelian investors and — or those who buy it in the aftermarket.

PATRICK ANDERSON:

I concur with Tye on that. My Board and I and management agree that it’s a substantial premium, and with that warrant, we think there’s a lot of upside left for shareholders to participate.

VICTOR FLORES:

Great, thank you. I think that was actually quite a cogent answer. I appreciate it, and I must say I actually think this is a pretty interesting deal. So congratulations, thanks.

TYE BURT:

Thanks, Victor.

PATRICK ANDERSON:

Thanks, Victor.

OPERATOR:

Our next question comes from David Stein of Cormark Securities.

DAVID STEIN:

Thanks. Good morning guys, and congratulations on — particularly on I think being aggressive on a world-class gold deposit that needs to be developed. My first question for Tye is, just curious about the timing of the offer. There’s clearly a lot of — a number of key political catalysts coming over the next few months in Ecuador, and so I’m just wondering why you decided to bid now instead of maybe waiting a few months to seeing how things like the constitution and the mining law end up going?

TYE BURT:

Well, that’s a good question and of course, timing is a reflection of many factors. There has been a lot of work done by us. We worked closely with the Aurelian folks. We did enter into that sort of natural next step, which is negotiation on price terms. And we could have sat on that, I suppose, but didn’t feel right for either of us. We may be a bit early in terms of the political situation that’s evolving there, but our considered judgement was that, look, it’s — it is a bit uncertain in the future, could go a number of different directions. On the whole, we’re positive in our view, and fundamentally we believe in the ore bodies. So adding that to a portfolio, we think is a — is the right mix of risk and upside for both parties, so not a — timing is always in the eye of the beholder I guess I’d offer, and this one seemed to make sense at this time and this kind of price. The fact that our — the gold price went down yesterday and you can study kind of micro movements and things go up and down, but on the whole, I’d say we felt this struck a balance between upside and risk potential.

DAVID STEIN:

Okay, great. This — my second question is just kind of I guess a — more of a legal or structural one with related — relating to the deal. Between now and the time that you accept the tender offer, or the — you have your expiry, if things were to go awry in Ecuador, is there anything preventing Kinross from walking away?

TYE BURT:

Well, we have the usual deal protections. That’s — that goes without saying. But look, in terms of going awry, look, there’s market movements, there’s gold price movements, there’s general global economic movements, all of which affect it. But look, we’re committed to the transaction. We have the usual protections. In fact, we’re so committed to it that we put in this private placement, which will continue and show our confidence to the tune of $70 million in Aurelian management, whether or not the transaction proceeds. So, we’re committed to this deal, and we put our money down to show that.

DAVID STEIN:

Okay. What are the usual protections? What do you mean by that?

TYE BURT:

Well, there’s obvious — you’ll see it in the circular. All the detail will be there. I can say there’s nothing out of the — nothing out of the ordinary. The circular is probably a couple of weeks out, and that would include the usual tender conditions, which I think that one we do specify 66 2/3% is the minimum tender we’re looking for. In addition to that, there’ll be material adverse change, comments and the — I would say standard bid conditions, and the circular will have the detail.

DAVID STEIN:

Okay, perfect. And then, you answered my third question, which was I was just wondering when the circular was going to be mailed. But perfect, so thank you for that.

TYE BURT:

Yes. Operator, we’ll take two more questions, and then we’re going to have to wrap it up.

OPERATOR:

Yes, sir. Our next question comes from David Lu of Hedgehog.

DAVID LU:

Yes, I’m sorry. My question’s been answered. Thanks, congratulations on this —.

TYE BURT:

Thanks, David.

PATRICK ANDERSON:

Thank you.

DAVID LU:

— for the company and for Ecuador, thanks.

OPERATOR:

Our next question comes from David Einhorn of Greenlight Capital.

DAVID EINHORN:

Hi, thanks. There have been a lot of things said about Ecuador, some of which sound a lot like what you’re saying, but some of which sound much more pessimistic towards the attitude towards mining and windfall profits and limits the number of concessions and so forth. So, I’m wondering if when you’re talking about material adverse change, is there — if it turns out that the optimistic view that you’ve expressed on this call doesn’t prove out for the constitution and the new laws and so forth, is — would that be a material change in the agreement or, is Kinross taking the political risk no matter what comes out?

TYE BURT:

David, to state the — to state it clearly, because it’s — it’ll be detailed in the circular but to state it clearly, once this transaction closes, we’ll have obviously 100% of the asset, the political risk and everything that goes with it, capital upside, downside and otherwise. So I would say one, read the conditions in the circular. Two, we’re perfectly prepared to take on those risks in their upside and downside. But of course, FDN would then be part of a portfolio of assets, and it’s a diversified portfolio in other parts of South America, North America and Russia, so we’re prepared with our comment here, or our bid here, to take that on. And as I said earlier, we put a $70 million private placement into the company to show our confidence in management and the project.

DAVID EINHORN:

Yes, I’m sorry. I don’t mean to press, but that really wasn’t my question. What I really meant in terms of material adverse change, I meant prior to the closing of the deal, as there could be very significant news coming out of Ecuador between now and then. What is the — who’s taking the risk in the meantime if it doesn’t —.

TYE BURT:

Yes.

DAVID EINHORN:

If it doesn’t turn out as optimistic as —?

TYE BURT:

Yes. Well, I would repeat my answer, and that is the bid conditions will be outlined in the circular. The circular will be mailed within a couple of weeks, and they are the typical conditions in terms of material adverse change. Materiality and what is adverse, we’re going to only have to be able to judge at the time of the event.

DAVID EINHORN:

Okay, thanks so much.

TYE BURT:

Okay. Operator, I’m afraid that has to be — trading started. That’ll have to be the end of our question period.

OPERATOR:

Yes, sir. I will now turn the conference back over to Tye Burt for any closing comments.

TYE BURT:

Folks, thanks for your attention this morning. We’re jointly enthusiastic about this transaction. As I mentioned before, we see it as a win/win/win for Aurelian investors, for our investors and for the communities in Ecuador. We look forward to your support, and thanks for your attention this morning.

PATRICK ANDERSON:

Thank you.